Exhibit 99.1

Burning Rock Announces Plan to Pursue An Alternative Listing

GUANGZHOU, China, June 21, 2022 — Burning Rock Biotech Limited (NASDAQ: BNR, the “Company” or “Burning Rock”), a company focused on the application of next generation sequencing (NGS) technology in the field of precision oncology, today announced that the Board of Directors of the Company (the “Board”) approved a motion to pursue an alternative listing of the Company’s Class A ordinary shares on an internationally recognized stock exchange. The alternative listing is expected to offer fungibility with the company’s American depositary shares (“ADSs”) that are currently listed on Nasdaq, in order to ensure continued and seamless trading for shareholders amid an evolving market and regulatory environment. The Board also authorized the Company’s senior management to engage relevant professional parties, proceed with the relevant preparatory work and undertake the necessary procedures with respect to the alternative listing.

The Company will make further announcements to disclose any material updates and progress with respect to its alternative listing in accordance with applicable laws and regulations as and when appropriate. In the meantime, the Company will keep focused on driving its sustainable business development as a Nasdaq-listed company through the development of cutting-edge cancer diagnostic solutions to maximize shareholder value.

This press release does not, and is not intended to, constitute an offer to sell or a solicitation of an offer to purchase any of the Company’s securities in the United States or elsewhere. It does not, and is not intended to, constitute an offer, solicitation or sale of any securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the requirements of the Securities Act of 1933, as amended, as well as other applicable laws and regulations.

About Burning Rock

Burning Rock Biotech Limited (NASDAQ: BNR), whose mission is to guard life via science, focuses on the application of next generation sequencing (NGS) technology in the field of precision oncology. Its business consists of i) NGS-based therapy selection testing for late-stage cancer patients, and ii) cancer early detection, which has moved beyond proof-of-concept R&D into the clinical validation stage.

For more information about Burning Rock, please visit: ir.brbiotech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Burning Rock may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Burning Rock’s beliefs and expectations, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Burning Rock’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. All information provided in this press release is as of the date of this press release, and Burning Rock does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact: IR@brbiotech.com